UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

On December 5, 2025, Mega Matrix Inc. (the “Company”) reported its financial results for the quarter ended September 30, 2025. and made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.3.

The fact that this corporate presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the corporate presentation is being provided as of December 5, 2025, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

Incorporation by Reference

This report on Form 6-K (other than Exhibit 99.3), including Exhibits 99.1 and 99.2, shall be deemed to be  incorporated by reference in the registration statements on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations in connection with the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024.
99.3	Corporate Presentation dated December 5, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: December 5, 2025

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